UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-50603

CUSIP NUMBER 52464N109
(Check one): ☒Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11 -K ☐ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEFT BEHIND GAMES INC.
Full Name of Registrant

Bonanza Gold, Inc.
Former Name if Applicable

25060 Hancock Avenue, Suite 103 Box 110
Address of Principal Executive Office (Street and Number)

Murrieta, California 92562
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-KSB for the year ended March 31, 2007 within the prescribed time period due to the Company’s difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

(Attach extra Sheets if Needed) PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification
James Frakes	(951)	894-6597
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes ☒ No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?                        Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net revenues were $768,237 for the fiscal year ended March 31, 2007. Since these were our first revenues, there was no corresponding revenue in the fiscal year ended March 31, 2006. We recorded cost of goods sold of $694,468 for the fiscal year ended March 31, 2007. There was no corresponding cost of goods sold in the fiscal year ended March 31, 2006. General and administrative expenses were $24,417,381 for the fiscal year ended March 31, 2007, compared to $8,042,694 for the fiscal year ended March 31, 2006, an increase of $16,374,687 or 204%. Research and development expenses were $1,209,154 for the fiscal year ended March 31, 2007, compared to $568,001 for the fiscal year ended March 31, 2006, an increase of $641,153 or 113%. We reported a net loss of $25,725,574 for the fiscal year ended March 31, 2007, compared to a net loss of $8,608,526 for the fiscal year ended March 31, 2006, resulting in an increased loss of $17,117,048. Of the net loss for the fiscal year ended March 31, 2007, $19,194,185, or 75% arose from the issuance of our common stock to consultants and employees, which were non-cash charges. At March 31, 2007, we had $14,965 of cash compared to $393,433 at March 31, 2006, a decrease of $378,468. At March 31, 2007, we had a working capital deficit of $1,156,683 compared to a working capital position of $3,019,786 at March 31, 2006.

Left Behind Games, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date June 29, 2007		By /s/ James Frakes
		James Frakes Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).